May 3, 2021

VIA EDGAR and E-MAIL

Mr. Michael Kosoff

Senior Special Counsel

Disclosure Review Office #3

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:                          Farm Bureau Life Insurance Company

Post-Effective Amendment No. 26 to Registration Statement on Form N-6

For Farm Bureau Life Variable Account

File No. 333-87766

Mr. Kosoff:

On behalf of Farm Bureau Life Insurance Company (the “Company”) and Farm Bureau Life Variable Account (the “Account”), we have filed this letter as correspondence via EDGAR to the above-referenced Post-Effective Amendment No. 26 (the “Amendment”) to the Form N-6 Registration Statement for the Account (the “Registration Statement”).  This letter provides the Company’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 25 (the “Prior Amendment”) to the Registration Statement in a phone call with outside counsel for the Company on April 7, 2021.  For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Company’s response.

Definitions

1.                                   Please include the parenthetical “(in some states 31 days)” in the definition for “Grace Period.”

Response:        The Company has complied with the Staff comment.

Key Information Table

2.                                    Please remove the introductory narrative before the table.

Response:        The Company has complied with the Staff comment.

3.                                    In the “Charges for Early Withdrawal” row, please also express the surrender charge as a percentage.

Response:        The Company has complied with the Staff comment.

4.                                    In the “Transaction Charges” row, please remove the detailed description of each charge and instead provide a list of the types of transaction charges that could be incurred under the Policy.

Response:        The Company has complied with the Staff comment.

5.                                    In the “Exchanges” row, please revise the disclosure so that it more closely conforms to the language of Form N-6, Item 2, Instruction 6(b). Specifically, the direction of the policy exchange scenario should be that in which an investment professional offers a new policy in place of the existing Policy, rather than the Policy in place of an existing policy.

Response:        The Company has complied with the Staff comment.

Overview of the Policy

6.                                    Please consider moving the “Premiums” disclosure to appear between the “Purpose of the Policy” and “Death Benefit” disclosures.

Response:        The Company has complied with the Staff comment.

Fee Tables

7.                                    Please make the opening narratives to the tables bold text.

Response:        The Company has complied with the Staff comment.

8.                                    In the “Transaction Fees” table, please consider removing footnote 1 in the “Premium Expense Charge” row.

Response:        The Company has complied with the Staff comment.

9.                                    In the “Minimum Charge” and “Maximum Charge” rows, please consider removing the footnotes that detail the specific characteristics associated with the minimum and maximum charges.

Response:        The Company appreciates the Staff’s comment. However, after careful consideration, the Company has respectfully elected to retain this disclosure because we believe it provides useful context to the policy holder regarding to whom the minimum and maximum charges apply.

10.                            In the “Periodic Charges” table, please consider removing footnotes 8 and 9.

Response:        The Company has complied with the Staff comment.

11.                            Under “Annual Investment Option Operating Expenses,” please remove footnote 26 regarding non-contractual fee waivers.

Response:        The Company has complied with the Staff comment.

12.                            Please revise footnote 27 so that the expiration date of the waiver extends to next year.

Response:        The Company has complied with the Staff comment.

Principal Risks of Investment in the Policy

13.                            Please confirm all principal risks are disclosed, and include insurance company risks, if appropriate.

Response:        The Company confirms that all principal risks have been disclosed. The Company has included disclosure of insurance company risks.

Other Benefits Available Under the Policy

14.                            Please ensure all items included in the table are also included in the discussion section outside of the table.

Response:        The Company confirms that all items in the table have been included in the discussion section.

Additional Information

15.                            Please move the “Business Disruption and Cyber Security Risks” subsection to either the principal risks section of the Prospectus or the non-principal risks section of the Statement of Additional Information, as applicable.

Response:        The Company has moved this disclosure to the principal risks section of the Prospectus.

Appendix: Investment Options Available Under the Policy

16.                            In the “Current Expense Ratio” column, please include a footnote regarding expense reimbursement waivers, as applicable.

Response:        The Company has complied with the Staff comment.

17.                            Please remove the rows that state the fund trust names and consolidate the trust names into the fund names as applicable.

Response:        The Company has complied with the Staff comment.

Statement of Additional Information

18.                            Please either move the “Material Irreconcilable Conflicts” section to the Prospectus or confirm that the relief you are relying upon does not require it to be in the Prospectus.

Response:        The Company has moved this disclosure to the Prospectus.

19.                            Please include all material state variations listed in Appendix C in the Prospectus.

Response:        The Company has moved the appendix to the Prospectus.

Part C

20.                            In Item 37, please revise the fee representation to include “fees” and charges, as opposed to only “charges.”

Response:        The Company has complied with the Staff comment.

*          *          *

The Company believes that it has responded to all Staff comments.  If you have any questions regarding this letter, please contact me at the above number, or our counsel Thomas Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/Shawna Pope

Director Insurance Compliance

Farm Bureau Life Insurance Company

cc:                              Mr. Thomas Bisset

Mr. Timothy Graves